FROST BROWN TODD LLC

Attorneys

Kentucky · Ohio · Indiana · Tennessee

August 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Todd K. Schiffman

Assistant Director

Re:	Porter Bancorp, Inc.

Amendment No. 4 to Registration Statement on Form S-1

(File No. 333-133198)

Response to SEC Comments

Dear Mr. Schiffman:

On behalf of Porter Bancorp, Inc. (“Porter”), we hereby submit the following responses to the comments in the letter from the Commission’s staff dated July 3, 2006.

General

Comment:

1.	We note that you have provided to us supplementally the proposed price range. We may have additional comments once you file to actual range.

Response:	Acknowledged. This Amendment No. 4 does not include the anticipated price range that we previously provided to you supplementally. We expect to include the estimated price range in an amendment closer to the time we expect to print preliminary prospectuses and begin our marketing effort. Nothing has occurred to date that would cause us to believe that the anticipated price range that we previously provided to you supplementally may change.

Comment:

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:	Amendment No. 4 includes financial statements and related financial information as of and for the six months ended June 30, 2006.

Overview, page 1

Comment:

3.	We note your response to comment 3 of our letter to you dated July 3, 2006. Please disclose in the second paragraph on page 1 and on pages 18 and 80, that under Kentucky law, shareholders with 80 percent of the stock can take corporate action by consent without any notice or approval of other stockholders.

Response:	We have added a description of the Kentucky statute that permits the holders of shares with 80% of the voting power of a Kentucky corporation to take action by written consent without notice to or approval of the other shareholders, if the articles of incorporation so provide, on pages 1 and 18. A description of the statute was included on page 80 in Amendment No. 3.

History and Growth, page 1

Comment:

4.	We note your response to comment 4 of our letter to you dated July 3, 2006. Please disclose, here and elsewhere (such as page 20) as appropriate, your representation that the convertible non-voting stock has the same value as your voting common stock.

Response:	We have added statements that the convertible non-voting stock has the same value per share as voting common stock on pages 4, 20, 26, 29, 89 and 92.

Certain Relationships and Related Transactions

Comment:

5.	We note your response to comment 10 of our letter to you dated July 3, 2006. Please revise this disclosure on pages 92 and 93 to more accurately reflect any changes since the valuation was made and acted upon on December 31, 2005 including, but not limited to the following:
•	disclose your representation that the convertible nonvoting stock is of equal value to the voting stock;
•	explain, in the third bullet point, whether your incurring higher tax expense in 2006 than in 2005 positively or negatively affects the value of your stock and whether this was unanticipated;
•	quantify, in the fourth bullet point, any material changes, both positive and negative, in the combined entity as opposed to the four separate entities since December 31, 2005, discuss whether these were unanticipated and disclose that the valuation was based on “management’s assessment of the “prospects” for the integrated company; and
•	quantify, in the sixth bullet point, the changes in the banking market to which you refer and explain how they affect any change in valuation from December 31, 2005.

Response:	The disclosure on pages 92 and 93 was added to explain why Porter believes that the valuation processes used for the convertible non-voting shares and the acquired minority interests in December 2005 involved different considerations from the considerations for an investor purchasing common stock in our offering. It is not intended as a list of factors contributing to the difference between the estimated offering price range and the $25.50 price of the convertible non-voting common stock. Nor have we tried to suggest that, or to assess how, the different considerations may account for the offering price for the common stock.

To provide additional detail regarding the valuation of our convertible non-voting common stock we issued to acquire minority interests in our subsidiaries, we have:

•	added a statement that the convertible non-voting stock has the same value as the voting common stock;
•	described, in the third bullet point, that the higher income tax expense we have incurred in 2006 as a result of the termination of our S elections has been more than offset by the income previously attributed to the minority interests we acquired;
•	disclosed, in the fourth bullet point, that the $25.50 valuation of our convertible non-voting common stock was based, in part, on an assessment of the prospects for the integrated company by management (including our controlling shareholders), and the other parties to the transactions in which we acquired the minority interests in our subsidiaries, how operating a combined entity has differed from operating four separate entities, and that the impact of those differences has been essentially as anticipated; and
•	described, in the sixth bullet point, factors that have changed and affected the banking market since the second half of 2005 when the terms of the transactions in which we acquired the minority interests in our subsidiaries were negotiated.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-14

Comment:

6.	Please have your independent accountants revise or dual date their audit opinion as appropriate due to the restatement of your previously issued financial statements as of and for the year ended December 31, 2005.

Response:	Crowe Chizek and Company has dual dated its report of independent registered public accounting firm with respect to Note 18 and Note 24 for which the date is July 14, 2006.

Note 18 – Merger of Entities Under Common Control, page F-39

Comment:

7.	We note your response to comment 4 from our letter dated July 10, 2006. Please revise your filing to clearly disclose that you have restated your previously issued financial statements as of and for the year ended December 31, 2005 in order to correct an accounting error. Refer to paragraph 26 of SFAS 154.

Response:	A summary of the restatement has been included to describe the revised accounting adjustments related to the merger of BBA and Mammoth. Note 24 provides details concerning the line items changed and the reasons for the change.

Comment:

8.	As a related matter, please revise your column headings throughout the filing where appropriate to clearly indicate that your financial statements as of and for the year ended December 31, 2005 have been restated.

Response:	The word “restated” has been added above each column heading with an adjustment related to the revised accounting of the merger of BBA and Mammoth.

Comment:

9.	It appears that when you revised your financial statements for the year ended December 31, 2005 to account for the acquisition of BBA and Mammoth minority interests as mergers of entities under common control, you did not restate your financial statements (including results of operations) for all prior years presented in a method similar to a pooling of interests. Please revise your filing as appropriate or tell us how you considered the guidance in paragraphs D14 and D18 of SFAS 141 in restating your financial statements to account for these transactions.

Response:	Porter has revisited SFAS 141 paragraphs D14 to D18 in regards to the implementation of the pooling method with respect to the BBA, Inc. and Mammoth Bancorp, Inc. mergers into Porter. Porter and its auditors have agreed to restate the financial statements, including results of operations, in a manner similar to pooling of interests, and reclassified the consolidated minority interests related to BBA and Mammoth. The impact of this restatement has been presented retroactively to the earliest financial period presented (2003) in the consolidated financial statements. In addition, all financial information included in the Form S-1 registration statement and management’s discussion and analysis has been restated to reflect these reclassifications. The June 30, 2005 financial statements also reflect the reclassifications of minority interest activity of BBA and Mammoth to stockholders’ equity.

Note 23 – Subsequent Event, page F-43

Comment:

10.	Please revise to indicate whether you acquired the assets of Associates Mortgage Group from a related party or an unrelated third party in an arms length transaction.

Response:	Note 23 on page F-43 and Note 6 on page F-13 have been revised to state that Porter acquired the assets of Associates Mortgage Group from an unrelated third party in an arms length transaction.

*  *  *  *  *  *  *  *

The written acknowledgement of Porter Bancorp, Inc. to the other matters raised in your comment letter accompanies this letter.

Please call me (telephone 502.568.0277) or my colleague C. Bradford Harris (telephone 859.244.3262) if you have any questions.

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald
Alan K. MacDonald, Member

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Todd K. Schiffman
Assistant Director
Re:	Porter Bancorp, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-133198

Porter Bancorp, Inc. hereby acknowledges that:

1.	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

3.	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PORTER BANCORP, INC.

By:	/s/ Maria L. Bouvette
Maria L. Bouvette, President & CEO

Date: August 3, 2006